UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from     to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

Supplemental Schedules

Signature	10

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the

Bunge Savings Plan - Supplement A

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan - Supplement A (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bunge Savings Plan - Supplement A as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Brown Smith Wallace LLP

St. Louis, Missouri

June 27, 2016

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

INVESTMENTS, at fair value:
Mutual funds	$3,481,019	$3,703,008
Interest in Bunge Limited common shares	106,460	146,527
Interest bearing cash	7,273	9,307
Common stock	182	536

Total Plan interest in Bunge Defined Contribution Master Trust	3,594,934	3,859,378

RECEIVABLES:
Notes receivable from participants	153,991	184,356
Participant contributions	-	2,928

Total receivables	153,991	187,284

NET ASSETS AVAILABLE FOR BENEFITS	$3,748,925	$4,046,662

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

ADDITIONS:
Participants’ contributions	$175,900	$203,405
Rollover contributions	-	-
Interest income on notes receivable from participants	5,279	5,954
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	181,106	220,184
Investment income — interest	475	359
Net appreciation (depreciation) in value of investments	(188,320)	31,235

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Master Trust	(6,740)	251,778

Total	174,440	461,137

DEDUCTIONS:
Benefits paid to participants	472,485	744,563
Administrative expenses (refunded)	(308)	1,630

Total	472,177	746,193

(DECREASE) IN NET ASSETS	(297,737)	(285,056)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	4,046,662	4,331,718

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,748,925	$4,046,662

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.                    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan — Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan (the “Savings Plan”), which was established on April 1, 1996. Prior to January 1, 2004, the Plan was a stand-alone Plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended on January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the Plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan — Supplement A. On January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings (losses) on investments are allocated to participants based on daily account balances. See Note 9 for discussion of fair value measurements.

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document.  During 2015, the third party administrator agreed to a reduction in administrative fees.  The agreement was retroactively applied to 2014.  The refund was received in the current year resulting in a refund of $308.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.

Subsequent Events - The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

New Accounting Pronouncement — In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This standard simplifies certain financial statement reporting and disclosure requirements for employee benefit plans. ASU 2015-12 is effective for Bunge North America, Inc. (the “Company”) for the 2016 plan year, with early adoption permitted. Parts I and II require retrospective application, and Part III requires prospective application. The Company has chosen to adopt Parts I and II early, effective for the 2015 plan year. Part III is not applicable to this Plan. The adoption of ASU 2015-12 did not have a material impact on the financial statements, however, simplified our footnote disclosures significantly.

2.                    PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of the Company. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.                    CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2015 and 2014 could not exceed $18,000 and $17,500, respectively. However, in 2015 and 2014 if a participant reached age 50 by December 31 of that year, they are able to contribute an additional $6,000 and $5,500, respectively, in “catch up” contributions to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (subject to certain limits) (“the Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Bunge Fund, less any expenses accrued against the Bunge Fund.  All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund.  Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account including earnings, at any time.

4.                    NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term and participants can have no more than two loans outstanding at any given time.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2015, participant loans bear interest rate of 3.75% and mature through March 2020. No allowance for credit losses have been recorded as of December 31, 2015 or 2014. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.

5.                    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.

6.                    FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on October 22, 2011, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt.  Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.                    RELATED PARTY AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2015, are disclosed in the supplemental schedule of assets (held at end of year.) Fees paid (refunded) by the Plan were $(308) and $1,630 for the years ended December 31, 2015 and 2014, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 163,632 and 154,856 common shares of Bunge Limited at December 31, 2015 and 2014, respectively of which 1,559 and 1,612 shares were allocated to the Plan at December 31, 2015 and 2014, respectively. During 2015 and 2014, the Plan recorded dividend income of $2,278 and $2,136, respectively, and net appreciation (depreciation) in fair value of $(35,740) and $13,438, respectively, from Bunge Limited common shares.

8.                    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

The investments of the Trust at December 31, 2015 and 2014 are summarized as follows:

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

Cash	$ 2,575,973	$ 2,466,486

Investments – at fair value:
Mutual funds:	232,611,408	225,438,910
Interest in Bunge Limited common shares	11,172,793	14,077,959
Common stock	2,965,952	2,828,154

Total investment at fair value	246,750,153	242,345,023

Total	$249,326,126	$244,811,509

The Plan’s interest in the net assets of the Trust was approximately 1.4% and 1.6% at December 31, 2015 and 2014, respectively.

9.                    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2015 and 2014.

Level 1 — Quoted prices (unadjusted) in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014. The tables do not include the Trust’s cash of $2,575,973 and $2,466,486, respectively, in accordance with the disclosure requirements of ASC 820.

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Fair Value Measurements at December 31, 2015, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$232,611,408	$-	$-	$232,611,408
Interest in Bunge Limited common shares (1)	-	11,172,793	-	11,172,793
Common stock	2,965,952	-	-	2,965,952

Total	$235,577,360	$11,172,793	$-	$246,750,153

	Fair Value Measurements at December 31, 2014, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$225,438,910	$-	$-	$225,438,910
Interest in Bunge Limited common shares (1)	-	14,077,959	-	14,077,959
Common stock	2,828,154	-	-	2,828,154

Total	$228,267,064	$14,077,959	$-	$242,345,023

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2015 and 2014. The tables do not include the Plan’s cash of $7,273 and $9,307, respectively, in accordance with the disclosure requirements of ASC 820.

BUNGE SAVINGS PLAN – SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Fair Value Measurements at December 31, 2015, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$3,481,019	$-	$-	$3,481,019
Common Stock	182	-	-	182
Interest in Bunge Limited common shares (1)	-	106,460	-	106,460

Total	$3,481,201	$106,460	$-	$3,587,661

	Fair Value Measurements at December 31, 2014, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$3,703,008	$-	$-	$3,703,008
Common Stock	536	-	-	536
Interest in Bunge Limited common shares (1)	-	146,527	-	146,527

Total	$3,703,544	$146,527	$-	$3,850,071

(1)    Interest in Bunge Limited common shares represents participant investments in the Bunge Fund and is valued based upon unitized value of the quoted market price of the underlying common shares. (Level 2) Transactions (purchases and sales) may occur daily.  There are no unfunded commitments or other redemption restrictions associated with this investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 27, 2016	By:	/s/ Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator